                                                             OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:      3235-0145
                                                      Expires: December 31, 2005
                                                      Estimated average burden
                                                      hours per response......11

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13(D)-2(B)


                                 Chronimed,Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   171164106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2004
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)

CUSIP NO. 553044108                   13G                     Page 2 of 13 Pages
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        The Pabrai Investment Fund II, L.P.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [X]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        Illinois
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      705,504
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     0
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   705,504
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        705,504
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        5.5%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------

CUSIP NO. 171164106                     13G                   Page 3 of 14 Pages
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        The Pabrai Investment Fund 3, Ltd.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [X]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        British Virgin Islands
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      147,923
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     0
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   147,923
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        147,923
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        1.15%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP NO. 171164106                     13G                   Page 4 of 14 Pages
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        The Pabrai Investment Fund IV, L.P.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [X]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      232,200
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     0
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   232,200
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        232,200
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        1.8%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------

CUSIP NO. 171164106                     13G                   Page 5 of 14 Pages
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Dalal Street, Inc.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [X]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        Illinois
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      1,085,627
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     0
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   1,085,627
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        1,085,627
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        8.5%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP NO. 171164106                     13G                   Page 6 of 14 Pages
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Rainbee, Inc.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [X]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        California
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      2,727
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     0
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   2,727
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        2,727
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        *
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

*  Less than one-tenth of one percent.

CUSIP NO. 171164106                     13G                   Page 7 of 14 Pages
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Harina Kapoor
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [X]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      75,933
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     0
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   75,933
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        75,933*
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        **
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

* Includes (a) 73,206 shares of common stock held by Ms. Kapoor and Mr. Pabrai as joint tenants with rights of survivorship and (b) 2,727 shares of common stock held by Rainbee, Inc. (a corporation wholly-owned by Ms. Kapoor).

**  Less than one-tenth of one percent.

CUSIP NO. 171164106                     13G                   Page 8 of 14 Pages
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Mohnish Pabrai
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [X]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       10,063
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      1,161,560
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     10,063
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   1,161,560
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        1,171,623*
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        9.1%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

* Includes (a) 7,819 shares of common stock held by Mr. Pabrai, as trustee, for the benefit of others under the Uniform Gifts to Minors Act, (b) 73,206 shares of common stock held by Mr. Pabrai and his wife as joint tenants with rights of survivorship and (c) 2,727 shares of common stock held by Rainbow, Inc. (a corporation wholly-owned by Mr. Pabrai's wife).

CUSIP NO. 171164106                     13G                   Page 9 of 14 Pages

ITEM 1. (A)    NAME OF ISSUER.                            Chronimed, Inc.

ITEM 1. (B)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
                                                          10900 Red Circle Drive
                                                          Minnetonka, MN 55343

ITEM 2. (A)    NAME OF PERSON FILING.

        This Schedule 13G is filed on behalf of The Pabrai Investment Fund II, L.P., an Illinois limited partnership ("PIF2"), Pabrai Investment Fund 3, Ltd., a British Virgin Islands corporation ("PIF3"), The Pabrai Investment Fund IV, L.P., a Delaware limited partnership ("PIF4"), Rainbee, Inc., a California corporation ("Rainbee"), Dalal Street, Inc., an Illinois corporation ("Dalal"), which is general partner of PIF2 and PIF4 and sole investment manager of PIF3, Harina Kapoor, sole shareholder of Rainbee, and Mohnish Pabrai, sole shareholder and chief executive officer of Dalal and a shareholder and president of PIF3 (collectively, the "Reporting Persons"), pursuant to a Joint Reporting Agreement dated February 14, 2004, filed by the Reporting Persons as Exhibit A to this
Schedule 13G.

ITEM 2. (B)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

                                                  17 Spectrum Point Drive
                                                  Suite 503
                                                  Lake Forest, CA  92630

ITEM 2. (C)    CITIZENSHIP.

         PIF2 is an Illinois limited partnership. PIF4 is a Delaware limited partnership. PIF3 is a British Virgin Islands corporation. Rainbee is a California corporation. Dalal is an Illinois corporation. Mohnish Pabrai is a United States citizen.

ITEM 2. (D)    TITLE OF CLASS OF SECURITIES. Common Stock, par value
               $.001 per share.

ITEM 2. (E)    CUSIP NUMBER.        171164106

ITEM 3. IF THIS STATEMENT IS FLED PURSUANT TO RULE 13D-1(B), 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable.

ITEM 4.        OWNERSHIP.

(a) and (b). This Schedule 13G shall not be construed as an admission that any Reporting Person is, either for purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, as amended (the "Act") or for other purposes, is the beneficial owner of any securities covered by this statement. By virtue of the relationships between and among (i) Dalal in its capacity as the general partner and investment manager of PIF2, PIF4 and PIF3, respectively and (ii) Mohnish Pabrai, in his capacity as sole shareholder and chief executive

CUSIP NO. 171164106                     13G                  Page 10 of 14 Pages

officer of Dalal and president of PIF3, each of the Reporting Persons may be deemed to be the beneficial owner of all or a portion of the shares of Common Stock held by the other Reporting Persons. Because of the relationships described in Item 2(a), the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Common Stock held by members of the group. The Reporting Persons disclaim membership in a group and disclaim beneficial ownership of any of the shares of Common Stock except as follows.

                                   Common Stock Beneficially
Reporting Person                             Owned              % of Class (++)
----------------                             -----              ---------------
The Pabrai Investment Fund II, L.P.         705,504                  5.5%
Pabrai Investment Fund 3, Ltd.              147,923                 1.15%
Pabrai Investment Fund IV, L.P.             232,200                  1.8%
Rainbee, Inc.                                 2,727                   *
Dalal Street, Inc                                 0                  0.0%
Harina Kapoor                                75,933**                  *
Mohnish Pabrai                               83,752***                 *

++ All percentages in this table are based on the 12,824,940 shares of Common Stock of Chronimed, Inc. issued and outstanding as of February 3, 2005, as reported in the Form 10-Q for the fiscal quarter ended December 31, 2004, filed by Chronimed, Inc. with the Securities and Exchange Commission on February 8, 2005

*    Less than one-tenth of one percent.

** Includes (a) 73,206 shares of common stock held by Ms. Kapoor and Mr. Pabrai as joint tenants with rights of survivorship and (b) 2,727 shares of common stock held by Rainbee, Inc. (a corporation wholly-owned by Ms. Kapoor).

*** Includes (a) 7,819 shares of common stock held by Mr. Pabrai, as trustee, for the benefit of others under the Uniform Gifts to Minors Act, (b) 73,206 shares of common stock held by Mr. Pabrai and his wife as joint tenants with rights of survivorship and (c) 2,727 shares of common stock held by Rainbow, Inc. (a corporation wholly-owned by Ms. Kapoor).

(c) Dalal Street, Inc. and Mohnish Pabrai, in his capacity as chief executive officer of Dalal Street, Inc., have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of the shares of Common Stock set forth opposite the name of each of PIF2, PIF4 and PIF3 in the table above. Dalal Street, Inc.

CUSIP NO. 171164106                     13G                  Page 11 of 14 Pages

and Mohnish Pabrai disclaim beneficial ownership of any such shares of Common Stock except to the extent of their pecuniary interest therein, if any. Mohnish Pabrai has the sole power to vote or direct the vote and the power to dispose or to direct the disposition of 10,063 of the shares of Common Stock set forth opposite his name in the table above. Mohnish Pabrai and Harina Kapoor share the power to vote or to direct the vote and the power to dispose or to direct the disposition of 75,933 shares of Common Stock set forth opposite their names in the table above. Harina Kapoor, in her capacity as President of Rainbee, Inc., has the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of the shares of Common Stock set forth opposite the name of Rainbee, Inc. Harina Kapoor disclaims beneficial ownership of any such shares of Common Stock except to the extent of her pecuniary interest therein, if any.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationships among the Reporting Persons described herein, some or all of the Reporting Persons may be deemed to comprise a "group" within the meaning of Section 13 of the Act and the Rules promulgated thereunder. However, the Reporting Persons deny such group status.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 171164106                     13G                  Page 12 of 14 Pages


                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2004

THE PABRAI INVESTMENT FUND II, L.P.

        By:  Dalal Street, Inc., Its General Partner

                  By:  /s/ Mohnish Pabrai
                       ---------------------------------------------------------
                         Mohnish Pabrai, Chief Executive Officer


PABRAI INVESTMENT FUND 3, LTD.

        By:  /s/ Mohnish Pabrai
             -------------------------------------------------------------------
                Mohnish Pabrai, President


THE PABRAI INVESTMENT FUND IV, L.P.

        By:  Dalal Street, Inc., Its General Partner

                  By:  /s/ Mohnish Pabrai
                       ---------------------------------------------------------
                         Mohnish Pabrai, Chief Executive Officer


DALAL STREET, INC.

        By:  /s/ Mohnish Pabrai
             -------------------------------------------------------------------
                Mohnish Pabrai, Chief Executive Officer


RAINBEE, INC.

        By:  /s/ Harina Kapoor
             -------------------------------------------------------------------
                Harina Kapoor, President



/s/ Harina Kapoor
--------------------------------------------
Harina Kapoor

/s/ Mohnish Pabrai
--------------------------------------------
Mohnish Pabrai

CUSIP NO. 171164106                     13G                  Page 13 of 14 Pages


                                  EXHIBIT INDEX

EXHIBIT                    DESCRIPTION
--------------------------------------------------------------------------------
EXHIBIT A                  JOINT REPORTING AGREEMENT

CUSIP NO. 171164106                     13G                  Page 14 of 14 Pages


                                    EXHIBIT A
                            JOINT REPORTING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of shares of Common Stock of Chronimed, Inc. is being filed on behalf of each of the parties named below.

Dated:  February 14, 2004

THE PABRAI INVESTMENT FUND II, L.P.

        By:  Dalal Street, Inc., Its General Partner

                  By:  /s/ Mohnish Pabrai
                       ------------------------------------------------
                         Mohnish Pabrai, Chief Executive Officer


PABRAI INVESTMENT FUND 3, LTD.

        By:  /s/ Mohnish Pabrai
             ---------------------------------------------------
                Mohnish Pabrai, President


THE PABRAI INVESTMENT FUND IV, L.P.

        By:  Dalal Street, Inc., Its General Partner

                 By:  /s/ Mohnish Pabrai
                      ------------------------------------------
                        Mohnish Pabrai, Chief Executive Officer


DALAL STREET, INC.

        By:  /s/ Mohnish Pabrai
             ---------------------------------------------------
                Mohnish Pabrai, Chief Executive Officer


RAINBEE, INC.

        By:  /s/ Harina Kapoor
             ---------------------------------------------------
                Harina Kapoor, President



/s/ Harina Kapoor
----------------------------------------------------------
Harina Kapoor

/s/ Mohnish Pabrai
----------------------------------------------------------
Mohnish Pabrai